SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
9/25/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 25, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated September 25, 2002	3

Press Release

Dresdner Bank
Advice you can bank on

25 September 2002

Leonhard Fischer resigns from Board of Dresdner Bank

Leonhard Fischer, member of the Board of Dresdner Bank AG, has asked the Supervisory Board to be released from his duties as a board member due to differences in opinion about the Corporates & Markets Division of Dresdner Bank AG.

The Supervisory Board has acceded to this request. Leonhard Fischer will leave the Board effective October 31, 2002.

The Supervisory Board and the Board of Managing Directors have extended their thanks to Leonhard Fischer for his dedication in a difficult market environment.

Bernd Fahrholz, Chairman of the Board of Managing Directors, has taken over the responsibility for the Corporates & Markets Division on board level.

Leonhard Fischer has also asked the supervisory board of Allianz AG to release him from his duties as a member of the Board of Management of Allianz AG, also effective October 31, 2002.

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition

to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: September 25, 2002